Exhibit 99.3

For Immediate Release
            Press Contacts:
    Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
 ir@nice.com

NICE Actimize to Support Singapore’s DBS Bank Financial Crime Strategy
With Upgraded Anti-Money Laundering and Enterprise Case Management Solutions

Next-generation Actimize technology will help DBS address challenges in the changing regulatory and operating environment

New York, April 7, 2015 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of financial crime, risk and compliance solutions for the financial services industry, will continue its support of Singapore’s DBS Bank by providing significant upgrades to the institution’s financial crime solutions portfolio, including advancements in Suspicious Activity Monitoring, Customer Due Diligence, and Enterprise Risk Case Management solutions. The upgrades will be implemented across the bank’s operations in 17 markets in phases. DBS is a leading financial services group in Asia, with a presence in more than 250 branches across 17 markets.

DBS has adopted an integrated anti-money laundering strategy across all of its core AML systems. The upgrade to the next-generation of Actimize AML and Case Management technology will help DBS address challenges in the changing regulatory and operating environment as the bank continues to grow. Specifically, the NICE Actimize transaction monitoring system supports multi-tenant installations, as well as multiple currency, which allows DBS to apply differing local currency reporting standards while managing them within a centralized framework.

DBS will also leverage new and improved analytics within the Actimize transaction monitoring system to increase flexibility during the customer on-boarding process. The enhanced functionality available within Actimize’s Suspicious Activity Monitoring and Customer Due Diligence solutions is designed to allow DBS to more proactively meet evolving money laundering and terrorism financing threats by allowing the institution to couple out-of-the-box AML rule detection scenarios with NICE Actimize’s industry leading analytical solutions – giving DBS a layered approach to its transaction monitoring program.

Additionally, Actimize’s Enterprise Risk Case Management solution will help DBS gain significant operational efficiencies and visibility by providing a holistic view of risk across multiple lines of business, channels, products, and regions. The solution also allows for seamless integration with existing case management, alerting, and detection systems.

“We decided to continue with NICE Actimize’s newest generation of solutions as they complement our financial crime strategy and the company has a proven track record in anti-money laundering solutions,” said Richard Moore, Managing Director, Group Head of Financial Crime and Security Services, DBS. “We saw powerful benefits for us, with a fully integrated anti-money laundering platform coupled with the adoption of a single case management system, that will enable us to expand and inject alerts from other solutions over time.”

“We continue to build our experience and relationships with the leading financial institutions in Asia Pacific,” said Joe Friscia, President of NICE Actimize. “In this ever-changing and complex climate, it is critical that institutions choose a financial crime strategy that takes a holistic view, across anti-money laundering, fraud and compliance, to enable the institution to better manage operational risk.”

For more information on NICE Actimize’s proven Financial Crime and Compliance Solutions in Fraud Prevention, Anti-Money Laundering, Financial Markets, and Enterprise Risk Management please visit our website.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.